Exhibit 23.2

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in the Registration Statement of Grayscale Digital Large Cap Fund LLC (the “Fund”) on Form S-3 of our report dated September 1, 2022, with respect to our audit of the statements of operations and changes in net assets of the Fund for the year ended June 30, 2022.

We also consent to the reference to our firm under the heading “Experts” in such Prospectus. We were dismissed as auditors on September 27, 2022 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements for the periods after the date of our dismissal.

/s/ Friedman LLP

New York, NY

March 31, 2025